Exhibit 5.02

December 15, 2020

Tilray, Inc.

1920 Eastlake Avenue East

Seattle, Washington 98102

Re:	Resignation Letter and Release

Ladies and Gentlemen:

I hereby irrevocably resign as Chief Executive Officer and President of Tilray, Inc., a Delaware corporation (“Tilray” or the “Company”), and all other positions in the Company that I may hold (other than as a member of the board of directors of the Company), with such resignations to be effective upon the Effective Time, as defined in that certain Arrangement Agreement dated as of December 15, 2020 between Aphria Inc., a corporation existing under the Business Corporations Act (Ontario), and Tilray (the “Arrangement Agreement”). From now until the Effective Time, I agree to remain actively employed with the Company and, at the Effective Time, I agree to execute and return the release enclosed herein as Exhibit A (the “Release”) to receive the severance benefits described in Section 8(a)(ii) of my Employment Agreement (which are referred to as the “Termination Benefits” in the Release, provided that I do not revoke the Release, comply with the terms of the Release and the Covenants Agreement (defined below) and any other condition precedents in Section 8(b) of my Employment Agreement. I further agree to waive any rights I have to notice and cure periods described in Section 8 of my Employment Agreement with Tilray, dated May 30, 2018 (“Employment Agreement”)).

In addition, I affirm that, as a condition of my employment with Tilray, I was required to execute Tilray’s form of Proprietary Information and Inventions Agreement pursuant to Section 14(a) of the Employment Agreement. Tilray is unable to locate the executed copy of my Proprietary Information and Inventions Agreement. Accordingly, to protect Tilray’s confidential information, intellectual property rights, and goodwill, I agree to execute the enclosed Confidentiality and Intellectual Property Assignment and Restrictive Covenants Agreement (the “Covenants Agreement”) to induce Tilray to enter into the Arrangement Agreement and consummate the transactions contemplated therein, from which I will obtain significant benefits.

Sincerely,

/s/ Brendan Kennedy
Name: Brendan Kennedy

Exhibit A

General Release Agreement

Pursuant to Section 8(b) of the Employment Agreement dated May 30, 2018 (“Employment Agreement”) between me, Brendan Kennedy (“me” or “I”), and Tilray, Inc. (“Tilray” or the “Company”), in exchange for my execution and non-revocation of this General Release Agreement (the “Release”) and my compliance with the terms of the Release and the Covenants Agreement (as such term is defined in the Resignation Letter, to which this Exhibit A is attached), Tilray agrees to provide me with the following payments and benefits (collectively, the “Termination Benefits”): (i) a severance payment equal to $3,462,360 which shall be subject to standard payroll deductions and withholdings and paid in a lump sum within sixty (60) days following the Effective Time; (ii) full accelerated vesting of all of my stock options, restricted stock units, and other equity-based awards that are unvested as of the Effective Time1; and (iii) full reimbursement for continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) for me and my eligible dependents, consistent with the Company’s expense reimbursement policy and subject to applicable tax withholdings, for the COBRA premiums for such coverage (at the coverage levels in effect immediately prior to the Effective Time) for a period of thirty-six (36) months after the Effective Time, or until the date upon which I and/or my eligible dependents are no longer eligible for COBRA continuation coverage.

In consideration for the Termination Benefits and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, I hereby covenant and agree as follows, and Tilray covenants and agrees as follows:

1. I acknowledge and agree, on behalf of myself and each person or entity that I have the power to bind, including (without limitation) my heirs, beneficiaries, estates, executors, administrators, trustees, successors or assigns (each a “Releasing Party”), that (a) Releasing Party (i) has no Claims (as defined below); (ii) has not transferred or assigned, or purported to transfer or assign, any Claims: and (iii) shall not transfer or assign, or purport to transfer or assign, any Claims against Tilray or its successors, subsidiaries or parents, or its current or former affiliates, officers, directors, employees, managers, partners, principals, advisors, agents, servants, stockholders, members, investors, equity holders or other representatives (including attorneys, accountants, consultants, bankers and financial advisors), heirs, beneficiaries, estates, executors, administrators, trustees, successors or assigns (collectively, the “Released Parties”) and (b) Releasing Party hereby irrevocably and unconditionally releases and forever discharges the Released Parties from any and all claims, demands, allegations, assertions, complaints, controversies, charges, duties, grievances, rights, causes of action, suits, liabilities, debts, obligations, promises, commitments, agreements, guarantees, endorsements, duties, damages, costs, losses, debts and expenses (including attorneys’ fees and costs incurred) of any nature whatsoever (whether direct or indirect, known or unknown, disclosed or undisclosed, matured or unmatured, accrued or unaccrued, asserted or unasserted, absolute or contingent, determined or conditional, express or implied, fixed or variable and whether vicarious, derivative, joint, several or secondary) arising out of or relating in any way to events, acts, conduct, or omissions occurring prior to my signing this Release (collectively, “Claims”); provided, that this Release shall not cover (i) the rights of the Releasing Party under the Arrangement Agreement or any related ancillary agreements or (ii) the rights of the Releasing Party under this Release. Releasing Party acknowledges that it, he, or she may hereafter discover facts in addition to or different from those that Releasing Party now knows or believes to be true with respect to the subject matter of this Release, but it is Releasing Party’s intention to fully and finally and forever settle and release any and all Claims that do now exist, may exist or heretofore have existed with respect to the subject matter of this Release.

[1]•	2,800,000 05-21-2018 NSO
•	46,875 05-21-2018 RSU
•	343,735 08-31-2018 ISO/NSO
•	76,000 05-31-2019 RSU
[1]	110,974 06-12-2020 RSU

2. The foregoing notwithstanding, nothing in this Release shall prevent me from challenging the validity of the Release in a legal or administrative proceeding. Nothing in this Release prevents me from filing a charge or complaint, reporting to, cooperating with, communicating with, or participating in any proceeding before the Securities and Exchange Commission, the Equal Employment Opportunity Commission, the United States Department of Labor, the National Labor Relations Board, or other similar state or local agency (the “Government Agencies”), or from taking any action protected under the whistleblower provisions of any federal securities law (“Protected Activities”), none of which activities shall constitute a breach of the Release or the non-disparagement or confidentiality provisions below. I understand that in connection with such Protected Activity, I am permitted to disclose documents or other information as permitted by law. Notwithstanding the foregoing, I agree to take all reasonable precautions to prevent any unauthorized use or disclosure of any information belonging to the Company that may constitute confidential information to any parties other than the Government Agencies. I further understand that “Protected Activity” does not include the disclosure of any Company attorney-client privileged communications, and that any such disclosure without the Company’s written consent shall constitute a material breach of this Release.

3. I acknowledge that I am knowingly and voluntarily waiving and releasing any rights I may have under the Age Discrimination in Employment Act (the “ADEA”) and the Older Workers Benefit Protection Act (“OWBPA”) which, among other things, amends provisions of the ADEA. I further acknowledge that I have been advised by this writing, as required by the ADEA and OWBPA, that: (a) my Release does not apply to any Claims that may arise after the date I sign this Release; (b) I should consult with an attorney prior to signing this Release (although I may voluntarily decide not to do so); (c) the consideration given to me for this Release is in addition to anything of value to which I was already entitled; (d) I have twenty-one (21) days to consider this Release (although I may choose voluntarily to sign this Release sooner); (e) I have seven (7) days following the date I sign this Release to revoke it; and (f) this Release will not be effective until the date upon which the revocation period has expired unexercised, which will be the eighth day after I sign this Release provided that I do not revoke it. If this Release is revoked, I will not be entitled to the Termination Benefits. Nothing in this Release prevents or precludes me from challenging or seeking a determination in good faith of the validity of this waiver under the ADEA, nor does it impose any condition precedent, penalties, or costs for doing so, unless specifically authorized by federal law.

4. By my signature below, I represent that I have been provided by the Released Parties all wages, severance, vacation, benefits, commissions, bonuses, expense reimbursements, or other amounts owed to me by the Released Parties, other than the Termination Benefits. In furtherance of this intention, the waiver and releases contained herein shall be and remain in effect as full and complete releases notwithstanding the discovery or existence of any such additional or different facts.

5. I agree that I will not disclose the Release to any person, other than (a) my spouse or significant other, and my legal or tax advisor, in each case, subject to their agreement to maintain the confidentiality of the Release, (b) to engage in Protected Activities or as may otherwise be required by law, or (c) as may be necessary to challenge an alleged breach in a court of competent jurisdiction.

6. I agree that I have returned to the Company (i) any and all Company property that I have in my possession or control (including but not limited to Company computers with its files, data and licensed materials intact, keys, software, credit cards, network access devices, cell phones, electronic storage devices, tools, equipment, and Company property stored in any cloud account) and (ii) any and all originals or copies of any Company documents (and all copies thereof) that I have in my possession or control, including but not limited to any materials of any kind which contain or embody any proprietary or confidential information of the Company (and all reproductions in whole or in part). I agree that I will make a diligent search to locate any such documents, property and information within the required timeframe.

7. All Termination Benefit provided by the Company to me under this Release shall be net of any tax or other amounts required to be withheld by the Company under applicable law. Any payment or provision of Termination Benefits under the Release remain subject to the terms and conditions set forth in Section 24 of the Employment Agreement.

8. This Release shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. Tilray and I agree that any action brought by either party to interpret or enforce any provision of this Release shall be brought in, and each party agrees to, and does hereby, submit to the jurisdiction and venue of, the appropriate state or federal court within the State of Delaware. If any legal action or other legal proceeding relating to this Release or the enforcement of any provision of this Release is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled). THE COMPANY AND I HEREBY WAIVE OUR RIGHT TO A TRIAL BY JURY WITH RESPECT TO DISPUTES ARISING UNDER THIS RELEASE AND THE RELATED AGREEMENTS AND CONSENT TO A BENCH TRIAL WITH THE APPROPRIATE JUDGE ACTING AS THE FINDER OF FACT.

9. Prior to the Effective Time, the Employment Agreement shall remain in full force and effect, except where the Employment Agreement and this Release conflict, in which case this Release shall control. As of the Effective Time, this Release, including the Covenants Agreement, and the surviving provisions of the Employment Agreement shall constitute the entire agreement between Tilray and me with respect to my former employment with Tilray and our relationship and obligations to each other. The terms of this Agreement may not be modified, except pursuant to a signed written agreement between me and an authorized officer of Tilray. This Release will bind the heirs, personal representatives, successors and assigns of both Tilray and me, and inure to the benefit of both Tilray and me and our respective successors and assigns. Executed originals transmitted by electronically as PDF files (or their equivalent) shall have the same force and effect as a signed original.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Release as of the Effective Time.

KENNEDY:

Brendan Kennedy

/s/ Brandan Kennedy
Name: Brendan Kennedy

COMPANY:

Tilray, Inc.

By:	/s/ Dara Redler
Name:	Dara Redler
Its:	General Counsel